Exhibit 99.2

NQ Mobile Inc. Announces Appointment of New Independent Director

BEIJING and DALLAS, March 19, 2015—NQ Mobile Inc. (“NQ Mobile” or the “Company”)(NYSE: NQ), a leading global provider of mobile Internet services, today announced the appointment of Mr. Chun Ding as an independent director to the Company’s board of directors, effective as of March 18, 2015.

Mr. Chun Ding, a US citizen, is the Managing Member of CRCM LLC, the general partner of CRCM L.P., an asset management firm he founded in 2006. He graduated, as valedictorian, from Middlebury College in 1993 with a B.A. in Economics. He received his Masters of Business Administration from Harvard Business School in 1997, as a Baker Scholar. Before founding CRCM, Mr. Ding had extensive work experience in investment banking and institutional asset management through his previous jobs with large U.S. financial institutions in New York and San Francisco.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of consumer and enterprise mobile Internet services. NQ Mobile’s portfolio of offerings includes mobile security and productivity, mobile search, mobile games & advertising applications for the consumer market and consulting, mobile platforms, and mobility management services for the enterprise market. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853

+1 469 310 5281

Twitter: @NQMobileIR

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